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                                                                      Exhibit 16

                               January 30, 2002

Securities and Exchange Commission
Washington, DC  20549


Ladies and Gentlemen:

We were previously principal accountants for Easy Money Holding Corporation and, under the date of February 16, 2001, we reported on the consolidated financial statements of Easy Money Holding Corporation as of and for the years ended December 31, 2000 and 1999. On October 2, 2001, we declined to stand for re-election. We have read Easy Money Holding Corporation's statements included under the heading Changes in and Disagreements with Accountants on Accounting and Financial Disclosure in the prospectus dated January 30, 2002, and agree with the statements contained in paragraphs 1, 2 and 3. We have no basis to agree or disagree with the statement contained in paragraph 4.



                                 Very truly yours,

/s/ KMPG